Pricing Supplement No. 1 dated August 7, 2000                Rule 424(b)(3)
(To Prospectus dated June 23, 2000                           File No. 333-33644
and Prospectus Supplement dated June 23, 2000)


                           Colgate-Palmolive Company

                     Medium-Term Notes - Fixed Rate Notes

                                   Series D

    We are hereby offering to sell Notes having the terms specified below to you with the assistance of Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting as principal, at varying prices related to prevailing market prices at the time of resale.

Principal Amount:  $25,000,000        Original Issue Date:   August 21, 2000
Interest Rate:     7.50% per annum    Net Proceeds to Company:  $25,000,000
                                      Stated Maturity Date:     August 21, 2015
                                      Agent's Discount or Commission:
                                       See "Supplemental Plan of Distribution"
                                       below.


Interest Payment Dates:    Colgate will pay interest on the Notes in U.S.
                           dollars on the twenty-first day of February and August of each year, commencing February 21, 2001, up to and including August 21, 2015 or the date of earlier redemption.

Redemption:                The Notes may be redeemed at the option of Colgate
                           prior to the stated maturity date. See "Other
                           Provisions-Optional Redemption" below.

Optional Repayment:        The Notes cannot be repaid at the option of the
                           holder thereof prior to the stated maturity date.

Specified Currency:        U.S. dollars

Form: The Notes are being issued in fully registered book-entry form.

Other Provisions:

Use of Proceeds:

         The net proceeds from the sale of the Notes will be used by Colgate to retire commercial paper which was issued by Colgate for general corporate purposes and working capital. As of August 7, 2000, Colgate's outstanding commercial paper had a weighted average interest rate of 6.57% with maturities ranging from 1 to 57 days.

Optional Redemption:

         Colgate may at its option elect to redeem the Notes in whole, but not in part, on August 21, 2003 or on any interest payment date thereafter at 100% of their principal amount plus accrued interest to but excluding the date of redemption. In the event Colgate elects to redeem the Notes, notice will be given to registered holders not more than 60 nor less than 30 days prior to the date the Notes are to be redeemed.



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Redemption Risks:

         Colgate may be expected to redeem the Notes on the redemption dates specified above if prevailing interest rates on those dates are anticipated to be lower than the rate borne by the Notes. Upon any such redemption, registered holders and beneficial owners of the Notes generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Notes. Accordingly, prospective investors should consider the related reinvestment risk in light of other investments available at the time of an investment in the Notes.

         The ability of Colgate to redeem the Notes at its option is likely to affect the market value of the Notes. In particular, as a redemption date approaches, the market value of the Notes generally will not rise substantially above the redemption price because of this optional redemption feature.

Supplemental Plan of Distribution:

         Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting as principal, has agreed to purchase, and Colgate has agreed to sell, the Notes at 100% of their principal amount, for resale at varying prices related to prevailing market prices and the terms of resale. Merrill Lynch, Pierce, Fenner & Smith Incorporated will realize benefits in connection with a swap agreement to be entered into between one of its affiliates and Colgate.

United States Federal Income Taxation

         As noted in the Prospectus Supplement dated June 23, 2000, the Treasury Department has issued new final regulations which generally attempt to unify certification standards and modify reliance standards with respect to withholding tax on income paid to foreign persons and backup withholding. In particular, these regulations replace the current IRS Form W-8, Form 4224 and Form 1001 with various revised IRS Forms W-8 and provide that the current Form W-8, Form 4224 and Form 1001 will be invalid after December 31, 2000. Therefore, holders of Notes will be required to file the appropriate revised Form W-8 before December 31, 2000.